Balanced Fund Characteristics

Overview | Characteristics | Risks | Manager Biographies

Standardized Returns

as of September 30, 2007 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
Balanced Fund	9.82%	11.16%	13.75%	10.19%	11.61%
Combined Index (a)	11.88%	9.42%	10.93%	6.65%	9.72%

Fund Characteristics as of June 30, 2007, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share	$90.01
Total Net Assets (billions)	$29.3
30-Day SEC Yield(b)	2.42%
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.53%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	11%
Fund Inception	1931

Stock Portfolio (65.2% of Fund)

Stock Characteristics	Fund
Number of Stocks	84
Median Market Capitalization (billions)	$31
Price-to-Earnings Ratio(c)	14.4	x
Foreign Stocks (%)(d)	12.4%

Five Largest Sectors (%)	Fund
Consumer Discretionary	14.9
Health Care	11.1
Information Technology	10.4
Financials	9.2
Energy	6.9

Fixed-Income Portfolio (32.4% of Fund)

Fixed-Income Characteristics	Fund
Number of Fixed-Income Securities	326
Effective Maturity	5.9 Years
Effective Duration	3.6 Years

Credit Quality (%) (f)	Fund
U.S. Gov’t. & Gov’t. Related	20.5
Aaa	1.5
Aa	1.9
A	1.7
Baa	3.8
Ba	1.4
B	1.0
Caa	0.6
Average Quality	Aa2

Ten Largest Stocks (%)(e)	Fund
Hewlett-Packard Co.	2.4
Comcast Corp., Class A	2.4
Wal-Mart Stores, Inc.	1.9
Sony Corp. ADR (Japan)	1.8
News Corp., Class A	1.8
Chevron Corp.	1.8
Motorola, Inc.	1.8
Pfizer, Inc.	1.7
Time Warner, Inc.	1.6
McDonald’s Corp.	1.6

Sector Diversification (%)	Fund
U.S. Treasury & Government Related	6.4
Mortgage-Related Securities	14.1
Asset-Backed Securities	0.8
Corporate	11.1

Five Largest Corporate Fixed-Income Issuers (%)(e)	Fund
Ford Motor Credit Co.	0.8
GMAC, LLC	0.7
Time Warner, Inc. (AOL Time Warner)	0.7
General Electric Co.	0.7
Wachovia Corp.	0.6

(a)

The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor’s 500 Index, which is a widely recognized, unmanaged index of common stock prices, and 40% of the Lehman Brothers Aggregate Bond (LBAG) Index, which is a widely recognized unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Fund may, however, invest up to 75% of its total assets in stocks.

(b)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(c)	Price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(d)	Foreign stocks are U.S. dollar-denominated.
(e)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(f)

Credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Income Fund Characteristics

Overview | Characteristics | Risks | Manager Biographies

Standardized Returns

as of September 30, 2007 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
Income Fund	5.10%	3.93%	4.54%	6.18%	NA	†
LBAG Index	5.13%	3.86%	4.13%	5.96%	NA	†

Fund Characteristics as of June 30, 2007, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share	$12.41
Total Net Assets (billions)	$14.3
30-Day SEC Yield(a)	5.39%
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.44%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	13%
Fund Inception	1989

Portfolio Characteristics	Fund	LBAG
Number of Fixed-Income Securities	440	8899
Effective Maturity (years)	6.2	7.3
Effective Duration (years)	3.9	4.7

Five Largest Corporate Issuers (%)(c)	Fund
Ford Motor Credit Co.	2.6
GMAC, LLC	2.2
Time Warner, Inc. (AOL Time Warner)	2.1
HCA, Inc.	1.9
Xerox Corp.	1.7

Credit Quality (%)(d)	Fund	LBAG
U.S. Government & Government Related	63.2	71.6
Aaa	2.4	8.2
Aa	5.0	5.1
A	5.3	7.8
Baa	11.8	7.3
Ba	4.2	0.0
B	3.2	0.0
Caa	1.9	0.0
Cash Equivalents	3.0	0.0
Average Quality	Aa2	Aa1

Sector Diversification (%)	Fund	LBAG
U.S. Treasury & Government Related	18.6	33.8
Mortgage-Related Securities	44.7	37.9
Asset-Backed Securities/CMBS(b)	2.1	6.3
Corporate	31.6	18.6
Non-Corporate Yankee	0.0	3.4
Cash Equivalents	3.0	0.0

Maturity Diversification (%)	Fund	LBAG
0-1 Years to Maturity	9.2	0.0
1-5	49.3	41.5
5-10	30.7	47.2
10-15	1.4	3.1
15-20	1.2	2.2
20-25	6.4	2.9
25 and Over	1.8	3.1

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	CMBS refers to commercial mortgage-backed securities, which are a component of the LBAG but not currently held by the Fund.
(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(d)

The Fund’s credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. The LBAG’s credit quality ratings are from Lehman Brothers and reference Moody’s, Standard & Poor’s and Fitch ratings. The LBAG’s methodology for calculating average credit quality differs from that used by the Fund. Applying the LBAG methodology, the Fund’s average credit quality would be Aa2. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Lehman Brothers Aggregate Bond Index is an unmanaged index of investment-grade fixed income securities. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†

The Income Fund’s inception date was January 3, 1989. The annualized total return since the Fund’s inception through September 30, 2007 (18.75 years) was 7.79%. The Lehman Brothers Aggregate Bond Index’s (LBAG) total return was 7.48% over the same period.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Fund’s prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy.

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

International Stock Fund Characteristics

Overview | Characteristics | Risks | Manager Biographies

Standardized Returns

as of September 30, 2007 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years		20 Years
International Stock Fund	25.26%	24.97%	29.62%	NA	†	NA	†
MSCI EAFE Index	24.87%	23.25%	23.55%	NA	†	NA	†

Fund Characteristics as of June 30, 2007, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share	$48.88
Total Net Assets (billions)	$46.4
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.65%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	4%
30-Day SEC Yield(a)	1.42%
Fund Inception	2001

Portfolio Characteristics	Fund		MSCI EAFE
Number of Stocks	96		1,145
Median Market Capitalization (billions)	$16		$6
Weighted Average Market Cap. (billions)	$65		$62
Price-to-Earnings Ratio(b)	14.2	x	14.3	x
Countries Represented	23		21
Emerging Markets	16.7%		0.0%

Ten Largest Holdings (%)(c)	Fund
Nokia Oyj (Finland)	2.6
Sanofi-Aventis (France)	2.6
HSBC Holdings PLC (United Kingdom)	2.5
GlaxoSmithKline PLC ADR (United Kingdom)	2.5
Novartis AG ADR (Switzerland)	2.2
Hitachi, Ltd. (Japan)	2.1
Matsushita Electric Industrial
Co. Ltd. (Japan)	2.1
Total SA (France)	2.1
Infineon Technologies AG (Germany)	2.0
Royal Dutch Shell PLC ADR (United Kingdom)	2.0

Region Diversification (%)	Fund	MSCI EAFE
Europe (excluding U.K.)	35.2	46.5
Japan	19.6	21.2
United Kingdom	16.0	23.1
Latin America	7.1	0.0
Pacific (excluding Japan)	6.6	9.2
United States	5.4	0.0
Africa	2.8	0.0
Canada	1.1	0.0
Middle East	0.8	0.0

Sector Diversification (%)	Fund	MSCI EAFE
Financials	22.5	28.7
Consumer Discretionary	14.3	11.8
Information Technology	12.1	5.5
Energy	9.6	7.6
Materials	9.5	9.5
Industrials	8.5	12.1
Health Care	8.1	6.3
Consumer Staples	6.0	7.8
Telecommunication Services	3.5	5.4
Utilities	0.5	5.3

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is a widely recognized benchmark of the world’s stock markets, excluding the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†

The International Stock Fund’s inception date was May 1, 2001. The annualized total return since the Fund’s inception through September 30, 2007 (6.42 years) was 16.64%. The MSCI EAFE’s total return was 10.84% over the same period. Expense reimbursements were paid by Dodge & Cox from the Fund’s inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Condition of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Stock Fund Characteristics

Overview | Characteristics | Risks | Manager Biographies

Standardized Returns

as of September 30, 2007 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
Stock Fund	12.07%	15.38%	18.37%	11.81%	13.19%
S&P 500 Index	16.45%	13.13%	15.44%	6.57%	10.58%

Fund Characteristics as of June 30, 2007, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share	$162.09
Total Net Assets (billions)	$72.0
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.52%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	8%
30-Day SEC Yield(a)	1.14%
Fund Inception	1965

Portfolio Characteristics	Fund		S&P 500
Number of Stocks	84		500
Median Market Capitalization (billions)	$31		$14
Weighted Average Market Cap. (billions)	$84		$103
Price-to-Earnings Ratio(b)	14.4	x	15.2	x
Foreign Stocks (%)(c)	19.0%		0.0%

Ten Largest Holdings (%)(d)	Fund
Hewlett-Packard Co.	3.6
Comcast Corp., Class A	3.5
Wal-Mart Stores, Inc.	2.8
Sony Corp. ADR (Japan)	2.7
News Corp., Class A	2.7
Chevron Corp.	2.7
Motorola, Inc.	2.6
Time Warner, Inc.	2.6
Pfizer, Inc.	2.5
Sanofi-Aventis ADR (France)	2.4

Sector Diversification (%)	Fund	S&P 500
Consumer Discretionary	22.2	10.2
Health Care	16.6	11.7
Information Technology	15.4	15.4
Financials	13.7	20.8
Energy	10.4	10.8
Industrials	7.6	11.4
Materials	4.3	3.1
Consumer Staples	4.1	9.3
Telecommunication Services	2.9	3.8
Utilities	0.4	3.5

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor’s 500 (S&P 500) is a broad-based unmanaged measure of common stocks. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Long-Term Performance & Daily Prices

Standardized Returns

as of September 30, 2007 (updated quarterly)

Dodge & Cox Fund/Comparative Index

	1 Year	3 Years	5 Years	10 Years	20 Years
Stock Fund	12.07%	15.38%	18.37%	11.81%	13.19%
S&P 500 Index	16.45%	13.13%	15.44%	6.57%	10.58%

International Stock Fund	25.26%	24.97%	29.62%	NA †	NA	†
MSCI EAFE Index	24.87%	23.25%	23.55%	NA †	NA	†

Balanced Fund	9.82%	11.16%	13.75%	10.19%	11.61%
Combined Index	11.88%	9.42%	10.93%	6.65%	9.72%

Income Fund	5.10%	3.93%	4.54%	6.18%	NA	‡
LBAG Index	5.13%	3.86%	4.13%	5.96%	NA	‡

†

The International Stock Fund’s inception date was May 1, 2001. The annualized total return since the Fund’s inception through September 30, 2007 (6.42 years) was 16.64%. The MSCI EAFE’s total return was 10.84% over the same period. Expense reimbursements were paid by Dodge & Cox from the Fund’s inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.

‡

The Income Fund’s inception date was January 3, 1989. The annualized total return since the Income Fund’s inception through September 30, 2007 (18.75 years) was 7.79%. The LBAG’s total return was 7.48% over the same period.

The S&P 500 and Lehman Brothers Aggregate Bond (LBAG) Index are widely recognized, unmanaged indices of common stock prices and U.S. dollar-denominated, investment-grade fixed-income securities, respectively. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is a widely recognized benchmark of the world’s stock markets, excluding the United States. The Funds’ total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividend and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Funds’ most recent performance can be found in the table above. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insure deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

10 Years of Historical Quarterly Returns

Standardized Returns

Stock Fund

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual	S&P 500 Index Annual
2007	1.71%	5.41%	-1.92%
2006	5.30%	0.82%	4.81%	6.54%	18.54%	15.79%
2005	0.11%	0.58%	5.46%	3.01%	9.36%	4.92%
2004	4.96%	1.06%	-0.25%	12.64%	19.16%	10.86%
2003	-5.29%	16.59%	5.23%	13.88%	32.35%	28.67%
2002	4.89%	-6.22%	-15.84%	8.06%	-10.52%	-22.10%
2001	0.95%	7.30%	-10.23%	12.44%	9.33%	-11.86%
2000	0.26%	-2.23%	6.24%	11.66%	16.30%	-9.10%
1999	4.53%	16.64%	-8.39%	7.62%	20.20%	21.06%
1998	9.72%	-1.06%	-14.30%	13.26%	5.39%	28.57%

International Stock Fund

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual	MSCI EAFE Index Annual
2007	5.01%	6.61%*	0.43%
2006	9.91%	1.20%	3.31%	11.40%	28.00%	26.35%
2005	1.80%	-0.06%	9.72%	4.60%	16.74%	13.54%
2004	7.71%	2.17%	3.64%	16.14%	32.46%	20.24%
2003	-11.70%	22.64%	18.46%	16.49%	49.42%	38.57%
2002	7.71%	-5.04%	-22.77%	10.00%	-13.11%	-15.94%
2001	N/A	N/A	-16.06%	13.93%	**	-14.88%*

*	Revised July 10, 2007
**	International Stock Fund began operations on 5/1/2001. For the period 5/1/2001 through 12/31/2001 the Fund returned -7.09%. The MSCI EAFE’s total return was -14.88% over the same period.

Balanced Fund

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual	Combined Index Annual
2007	1.62%	3.67%	-0.64%
2006	3.54%	0.53%	4.26%	4.90%	13.84%	11.11%
2005	-0.10%	1.06%	3.41%	2.08%	6.59%	4.00%
2004	4.03%	0.27%	0.47%	8.12%	13.31%	8.27%
2003	-2.86%	12.32%	3.78%	9.88%	24.44%	18.45%
2002	3.28%	-2.93%	-8.94%	6.33%	-2.94%	-9.79%
2001	1.96%	5.19%	-5.22%	8.27%	10.06%	-3.71%
2000	1.25%	-1.14%	5.22%	9.33%	15.13%	-0.98%
1999	2.82%	9.92%	-5.28%	4.70%	12.06%	12.00%
1998	6.55%	0.23%	-7.93%	8.51%	6.70%	20.99%

Income Fund

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual	LBAG Index Annual
2007	1.43%	-0.24%	2.09%
2006	0.08%	0.00%	3.43%	1.72%	5.30%	4.33%
2005	-0.47%	2.14%	-0.24%	0.55%	1.98%	2.43%
2004	1.86%	-2.07%	2.69%	1.17%	3.64%	4.34%
2003	1.42%	2.82%	0.54%	1.08%	5.97%	4.11%
2002	0.98%	3.12%	3.81%	2.46%	10.75%	10.27%
2001	3.82%	1.32%	4.24%	0.61%	10.32%	8.42%
2000	2.11%	1.32%	2.72%	4.17%	10.70%	11.63%
1999	-0.32%	-0.99%	0.43%	0.09%	-0.81%	-0.83%
1998	1.41%	2.41%	3.14%	0.90%	8.08%	8.67%

The S&P 500 and Lehman Brothers Aggregate Bond (LBAG) Index are widely recognized, unmanaged indices of common stock prices and U.S. dollar-denominated, investment-grade fixed-income securities, respectively. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is a widely recognized benchmark of the world’s stock markets, excluding the United States. The Funds’ total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividend and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Funds’ most recent performance is published online at each month’s end. Please visit Performance & Prices or call 800-621-3979 for current performance figures. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.